UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

521050104

(CUSIP Number)

Saul Ahn

c/o Linden Advisors LP

590 Madison Ave., 15th floor

New York, NY 10022

646-840-3642

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 521050104	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS LINDEN CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

1.	The Issuer has reported the completion of its merger (“Merger”) with Granite Construction Incorporated as of June 14, 2018. The Reporting Persons hold the Issuer’s 8% Convertible Notes due 2019 which, following the Merger, are no longer convertible into the Issuer’s common stock but instead have become convertible into common stock of Granite Construction Incorporated.

SCHEDULE 13D

CUSIP No. 521050104	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS LINDEN GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) HC

1.	The Issuer has reported the completion of its merger (“Merger”) with Granite Construction Incorporated as of June 14, 2018. The Reporting Persons hold the Issuer’s 8% Convertible Notes due 2019 which, following the Merger, are no longer convertible into the Issuer’s common stock but instead have become convertible into common stock of Granite Construction Incorporated.

SCHEDULE 13D

CUSIP No. 521050104	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS LINDEN ADVISORS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IA, PN

1.	The Issuer has reported the completion of its merger (“Merger”) with Granite Construction Incorporated as of June 14, 2018. The Reporting Persons hold the Issuer’s 8% Convertible Notes due 2019 which, following the Merger, are no longer convertible into the Issuer’s common stock but instead have become convertible into common stock of Granite Construction Incorporated.

SCHEDULE 13D

CUSIP No. 521050104	Page 5 of 8 Pages

1	NAMES OF REPORTING PERSONS SIU MIN WONG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China (Hong Kong) and USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

1.	The Issuer has reported the completion of its merger (“Merger”) with Granite Construction Incorporated as of June 14, 2018. The Reporting Persons hold the Issuer’s 8% Convertible Notes due 2019 which, following the Merger, are no longer convertible into the Issuer’s common stock but instead have become convertible into common stock of Granite Construction Incorporated.

SCHEDULE 13D

Page 6 of 8 Pages

This Amendment No. 1 to Schedule 13D amends the statement on Schedule 13D filed with the Commission on May 10, 2018 relating to the common stock, $.01 par value per share (the “Shares”), of Layne Christensen Company (the “Issuer”). Items 2 and 5 are amended and supplemented as set forth below.

Item 2.	Identity and Background

(a-c,f) This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Linden Capital L.P., a Bermuda limited partnership (“Linden Capital”);

ii)	Linden GP LLC, a Delaware limited liability company (“Linden GP”);

iii)	Linden Advisors LP, a Delaware limited partnership (“Linden Advisors”); and

iv)	Siu Min (Joe) Wong, a citizen of China (Hong Kong) and the United States (“Mr. Wong”).

This Statement relates to Shares obtainable upon conversion of 8.0% Convertible Notes due 2019 held for the account of Linden Capital and a separately managed account (the “Managed Account”). Linden GP is the general partner of Linden Capital and, in such capacity, may be deemed to beneficially own the Shares held by Linden Capital. Linden Advisors is the investment manager of Linden Capital and trading advisor for the Managed Account. Mr. Wong is the principal owner and controlling person of Linden Advisors and Linden GP. In such capacities, Linden Advisors and Mr. Wong may each be deemed to beneficially own the Shares held by each of Linden Capital and the Managed Account.

The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

(a, b) Following the completion of the Merger, the Reporting Persons no longer have beneficial ownership of any of the Shares.

SCHEDULE 13D

Page 7 of 8 Pages

(c) During the past 60 days, or since the last filing on Schedule 13D, whichever is the shorter period, the following transactions in the Shares were effected by the Reporting Persons in the open market through a broker:

Trade Date	Trade Type	Quantity	Price
5/24/2018	Short Sale	-200,000	$15.19
5/23/2018	Short Sale	-100,000	$15.36
5/22/2018	Short Sale	-153,838	$15.71
5/21/2018	Short Sale	-100,000	$15.77

(e) As of June 14, 2018, the Reporting Persons ceased to be beneficial owners of 5% or more of the outstanding Shares.

Item 7.	Material to Be Filed as Exhibits

Exhibit A: Joint Filing Agreement (incorporated herein by reference to Exhibit A to the Schedule 13G amendment filed by the Reporting Persons on May 4, 2018).

SCHEDULE 13D

Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDEN CAPITAL L.P.

By: Linden GP LLC, its general partner

By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	Authorized Signatory

LINDEN GP LLC

By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	Authorized Signatory

LINDEN ADVISORS LP

By:	/s/ Saul Ahn
Name:	Saul Ahn
Title:	General Counsel

/s/ Siu Min Wong
SIU MIN WONG

June 19, 2018